Mail Stop 4720

September 2, 2009

By US Mail and facsimile to (973) 697-5809

Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, NJ 07438

>   **Re: Lakeland Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
>   **Filed August 10, 2009**
>   **File No. 000-17820**

Dear Mr. Shara:

        We have reviewed your response dated August 17, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

1.   We note your response to our prior comment 8. We are unable to agree with your determination that the performance targets in question are confidential due to the potential for competitive harm to the company. Please provide us with proposed revised disclosure that includes the performance targets for 2008 and confirm that the company will disclose similar performance targets in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2009
Note 6- Investment Securities, page 9

2.   We note your investment securities in an unrealized loss position for 12 months or longer include mortgage-backed securities and corporate securities. For your corporate

securities, you state that you also consider whether you intend to sell the security, whether you will be required to sell the security, or whether management expects to recover the entire amortized cost of the security in determining whether such securities are other than temporarily impaired. It is not clear from your disclosure whether you make these same considerations when determining whether your mortgage-backed securities are other-than-temporarily impaired. Please tell us and revise your future filings to clarify your policy with respect to your mortgage backed securities. Refer to paragraphs 20-22 of FSP FAS 115-2 and FAS 124-2.

Note 11- Preferred Stock, page 15

3.   We have reviewed your revised disclosures in response to our prior comment 13. Please explain why you believe it is appropriate, when determining the fair value of the preferred shares, to discount the cash flows from the contractual dividends over a 10 year period while assuming a 5 year amortization period for the related discount. Clarify how you determined the expected life of the preferred shares (5 years vs. 10 years). If you determine your prior computations should be revised, provide us with a materiality analysis that quantifies the impact on your financial statements for the affected periods.

Exhibits 31.1 and 31.2

4.   We note your response to our prior comment 12. We also note that you have replaced the word "report" with "quarterly report" in paragraphs 2 and 3 of the certifications. In future filings, the certifications should be revised to conform with Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Attorney Advisor